3/1/06 S.S

BB

SECURITIES AND EXCHANGE COMMISSION
06002292

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petrie Parkman & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~475 Seventeenth Street, Suite 1100~~
(No. and Street)

~~Denver~~ (City) ~~Colorado~~ (State) ~~80202~~ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Thomas A. Petrie~~ ~~(303) 292-3877~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 1000 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Petrie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petrie Parkman & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado
County of Denver

Signature
Thomas A. Petrie
Chairman & CEO
Title

Notary Public   My Commission expires 11/13/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Petrie Parkman & Co., Inc.
Consolidated Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1670 Broadway, Suite 1000
Denver CO 80202
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Auditors

To the Board of Directors and Stockholders
of Petrie Parkman & Co., Inc.

In our opinion, the accompanying consolidated statement of financial condition (hereinafter referred to as the "financial statement") presents fairly, in all material respects, the financial position of Petrie Parkman & Co., Inc. and its subsidiaries ("the Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
February 20, 2006

Petrie Parkman & Co., Inc.
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 5,785,969
Restricted cash	250,000
Accounts receivable	2,765,493
Furniture and equipment, at cost, net of accumulated depreciation and amortization of $472,850	1,603,347
Other assets	316,311
Total assets	$ 10,721,120
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable	$ 588,537
Bonuses payable	3,000,000
Other accrued liabilities	52,032
Total liabilities	3,640,569
Commitments (Note 7)	
Stockholders' equity	
Common stock, par value $1 per share, 12,355 shares authorized; 4,000 shares issued and outstanding	12,355
Additional paid-in capital	692,395
Retained earnings	13,075,379
Less 8,355 shares of common stock in treasury, at cost	(6,699,578)
Total stockholders' equity	7,080,551
Total liabilities and stockholders' equity	$ 10,721,120

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Summary of Significant Accounting Policies

Organization
Petrie Parkman & Co., Inc. was incorporated pursuant to the Delaware general corporation law on February 20, 1989. Petrie Parkman & Co., Inc. and its subsidiaries, Houston Energy Advisors, LLC (a registered investment advisor), Denver Energy Advisors, LLC and PPC, LLC (the "Company") currently have offices in Denver, Houston and London. The Company's revenues are derived primarily from underwriting, investment banking and institutional research service activities related to the oil and gas industry. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). In consolidation, all significant intercompany balances and transactions are eliminated.

The Company's clearing agent ("Clearing Broker/Dealer") is Pershing, LLC. The Company clears all transactions on behalf of customers on a fully disclosed basis with the Clearing Broker/Dealer. All customers are required to transmit funds and securities directly to the Clearing Broker/Dealer. The Clearing Broker/Dealer carries all customer accounts and maintains and preserves all related books and records as are customarily kept by a Clearing Broker/Dealer.

The following is a summary of significant accounting policies consistently followed by the Company.

Receivables
Accounts receivable represent the value of unsettled securities transactions, account balances arising from participation in underwritings and balances arising from services provided to investment banking customers in accordance with the terms of the respective contract.

Securities Transactions
Investment securities are carried at market value. The Company determines market value by reference to published sources. Purchases and sales with normal settlement periods are recorded based upon trade date. Non-marketable securities held at December 31, 2005 are carried at cost and are included in other assets on the consolidated statement of financial condition.

Estimates
The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates.

Financial Instruments
The Company transacts trades of securities and may utilize derivative financial instruments as hedges of underlying exposures associated with specific security transactions. Both the derivative financial instruments and the securities would be recorded at market value on the consolidated statement of financial condition; however at December 31, 2005, the Company did not hold any derivative financial instruments.

2. Cash, Cash Equivalents and Restricted Cash

The Company considers cash and cash equivalents as cash on hand, on deposit and all highly liquid investments purchased with a maturity of three months or less.

The Company invests its excess cash in interest-bearing securities and accounts. At December 31, 2005, cash and cash equivalents and restricted cash consisted of the following:

Cash and operating accounts with Clearing Broker/Dealer	$ 4,831,912
Treasury bill money market mutual fund	845,328
Other operating accounts	108,729
Total cash and cash equivalents	$ 5,785,969
Restricted cash (a)	$ 250,000

(a) In compliance with an agreement with its Clearing Broker/Dealer, the Company is required to maintain $250,000 of cash in an interest-bearing collateral account.

3. Furniture and Equipment

Furniture and equipment is recorded at historical cost and depreciation is provided on furniture and equipment using the straight-line method over their estimated useful lives, which is five years. The Company's fractional interest in an airplane is recorded at historical cost and depreciated using the straight-line method over twenty years. Leasehold improvements are amortized using the straight-line method over the term of the applicable leases. The Company wrote-off fully depreciated furniture and equipment and fully amortized leasehold improvements in the amount of $489,982 during 2005. The major classes of furniture and equipment at December 31, 2005 are as follows:

Furniture, fixtures and equipment	$ 754,600
Fractional interest in airplane	1,281,000
Leasehold improvements	40,597
	2,076,197
Less: Accumulated depreciation and amortization	472,850
Net furniture and equipment	$ 1,603,347

4. Concentration of Credit Risk

At December 31, 2005, a significant portion of the Company's cash and cash equivalents was deposited with two financial institutions in New York, New York and Denver, Colorado.

The Company's revenues are primarily derived from business activities concentrated in the oil and gas industry. As such, if the oil and gas industry were to be affected by adverse economic conditions, the Company's revenue mix and profitability could be impacted.

A portion of the Company's accounts receivable is from full bracket investment firms relating to underwritings of energy related companies. Other accounts receivable balances are primarily due from entities in the energy industry. Collateral is not required and the Company has experienced minimal losses to date.

At December 31, 2005, the Company had account balances with four full bracket investment firms that represented approximately 72% of the total accounts receivable balance. Subsequent to year end, $559,556 (28%) of these balances have been collected.

5. Income Taxes

The Company has been approved by the Internal Revenue Service as a Subchapter S Corporation and as such, all taxable income is allocated to the individual stockholders and no income tax is provided for at the corporate level.

6. Commitments and Contingencies

The Company leases office space under noncancelable operating leases. The lease on the Denver office space was renewed effective May 1, 2004 and terminates on June 30, 2011. The Company may terminate the lease on June 30, 2008 or June 30, 2009 with termination payments equal to 25% of the remaining lease term. The lease on the Houston office space was renewed effective October 1, 2004 and terminates on September 30, 2011. The lease on the Houston office may be terminated on July 31, 2005. Minimum rental payments under these leases are as follows for the years ending December 31:

2006	$ 468,008
2007	474,187
2008	488,905
2009	517,953
2010	524,819
2011	329,584
Total	$ 2,803,456

At December 31, 2005, the Company accrued bonuses payable in the amount of $3,000,000 which are attributable to receivables from investment banking clients and receivables attributable to syndicate revenues from underwritings in the latter part of 2005. The accrued bonuses, which are discretionary, will not be paid until the receivables are collected.

From time to time the Company is involved in legal proceedings, claims and litigation arising from the normal course of operations. Although the outcome of such matters cannot be predicted with certainty, in the opinion of management, based on discussions with legal counsel, resulting losses in connection with such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. As such, the Company has not accrued any contingent liability in connection with the aforementioned matters.

7. Benefit Plan

The Company sponsors a 401(k) Profit Sharing Plan (the "Plan") for its employees. All full-time employees with more than 1,000 hours of service annually are eligible to participate in the Plan following a one-year waiting period. Under the terms of the Plan, employees may make tax deferred salary contributions. The Company is required to contribute 3% of the salary of non-highly compensated employees, as defined in the Plan. All contributions are fully vested when made. At its sole discretion, the Company may make contributions in excess of required amounts. Cash contributions made by the Company in 2005 were approximately $1,092,000.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $5,429,274, which was greater than its required net capital of $242,665. The Company's ratio of aggregate indebtedness to net capital was .67 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k (2)(ii) of the Rule.

9. Subsequent Event

In February 2006, the Company declared a dividend of $1,500,000 to shareholders of record February 6, 2006.

Petrie Parkman & Co., Inc.

Report on Internal Control
Required by SEC Rule 17a-5
For the year ended December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1670 Broadway, Suite 1000
Denver CO 80202
Telephone (720) 931 7000
Facsimile (720) 931 7100

To the Board of Directors and Stockholders
of Petrie Parkman & Co., Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Petrie Parkman & Co., Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but

PRICEWATERHOUSECOOPERS

not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
February 20, 2006